United States securities and exchange commission logo





                              May 14, 2021

       Meng Dong James Tan
       Chief Executive Officer
       8i Acquisition 2 Corp.
       c/o 6 Eu Tong Sen Street
       #08-13 Singapore 059817

                                                        Re: 8i Acquisition 2
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Filed April 19,
2021
                                                            File No. 377-04686

       Dear Mr. Tan:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 filed April 19, 2021

       Dilution, page 47

   1. Please explain to us why your dilution calculation includes a public offering price of
                                                        $9.09.
       Signatures , page 119

   2.                                                   Please revise to have
the registration statement signed by the company   s authorized
                                                        representative in the
United States and by a majority of the board of directors. See
                                                        Instruction 1 to
Signatures to Form S-1.

       Financial Statements
 Meng Dong James Tan
8i Acquisition 2 Corp.
May 14, 2021
Page 2
Note 8 - Subsequent Events, page F-14

3. Your disclosure states that you "evaluated subsequent events and transactions that occurred after the balance sheet date up to April 16, 2021, the date the financial statements were available to be issued." Please revise your registration statement to change this date to April 19, 2021, the date of the audit report.
       You may contact Dale Welcome at 202-551-3865 or John Cash at 202-551-3768 if you
have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or Sherry Haywood at 202-551-3345 with any other questions.



FirstName LastNameMeng Dong James Tan                          Sincerely,
Comapany Name8i Acquisition 2 Corp.
                                                               Division of
Corporation Finance
May 14, 2021 Page 2                                            Office of
Manufacturing
FirstName LastName